parmalat

RECEIVED

07024519

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Elliot Staffin, Esq.

Collecchio, May 31, 2007

Re: Parmalat S.p.A.
File No. 82-34888
Exemption Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffin:

We hereby amend the exemption granted by the U.S. Securities and Exchange Commission ("SEC) from the reporting obligations of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b), to provide that, in accordance with the terms of Rule 13g3-2(f)(1) and starting from June 4, 2007, our company will no longer physically mail the materials specified in Rule 12g3-2(b)(1)(iii) to the SEC, and will satisfy its SEC submission obligations under its Rule 12g3-2(b) exemption by publishing the applicable materials on its website www.parmalat.com (or any successor website our company may have).

We further confirm that our company intends to so publish the information and documents specified in Rule 12g3-2(b)(1)(iii) with the understanding that, in accordance with the terms of Rule 12g3-2(b)(4), such information and documents will not be deemed "filed" with the SEC, or otherwise subject to the liabilities of Section 8 of the Exchange Act.

We further confirm that, in accordance with the Notes to Rule 12g3-2(e), our company will, at a minimum, publish on its internet website English language translations of the following information and documents that are required to be furnished under Rule 12g3-2(b)(1)(iii):

i. Our company's annual reports, including annual financial statements;

ii. Our company's interim reports, including financial statements;

iii. Our company's press releases; and

iv All other communications and documents our company distributes to the holders of its common shares.

parmalat

Kindly acknowledge receipt of this amendment by sending a confirmatory email to me a.rigolli@parmalat.net

Very Truly Yours,

Parmalat S.p.A.

Corporate Affairs

Antonella Rigolli

parmalat

RECEIVED

2007 JUN 15 A 7:49

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, May 31, 2007

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Corporate Affairs

Antonella Rigolli

Enclosures

parmalat

RECEIVED

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 101,742 euros to 1,649,273,413 euros from 1,649,171,671 euros. The share capital increase is due to the assignation of 101,742 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 37,597,768 shares representing approximately 2.3% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 12,633,158 or 0.8% of the share capital, registered in the name of individually identified commercial creditors, are still deposited in the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 13,477,450 shares as at 18 April 2007);
- 24,964,610 or 1.5% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - 120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - 24,844,610 or 1.5% of the share capital that pertain to currently undisclosed creditors (compared with 26,529,566 shares as at 18 April 2007).

Collecchio (Pr), 24 May 2007

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Parmalat prevails in Citigroup's motion to appeal

Parmalat S.p.A. communicates that the Supreme Court of New Jersey has rejected Citigroup's request to further appeal Judge Harris' denial of the motion to dismiss on forum non conveniens grounds. Parmalat's suit against Citigroup continues in New Jersey, the forum originally selected by Parmalat.

Parmalat S.p.A

Collecchio, May 23, 2007

Corporate contact:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Sale of Boschi Luigi & Figli S.p.A. assets

Parmalat S.p.A. announces that today its Boschi Luigi & Figli S.p.A. subsidiary (hereinafter "Boschi") has signed an agreement for the transfer of all of its business assets. Boschi operates in the production, transformation and manufacturing of tomato based products, fruit juices and tea-based beverages.

The 2006 net consolidated revenues for Boschi amounted to approximately Euro 104 million.

The acquirer of the business assets is a recently constituted company owned by CIO (Consorzio Interregionale Ortofrutticolo) and Consorzio Casalasco.

The sale consideration is Euro 30,180,000.00, of which Boschi has collected, at the time of the signing, a confirmatory deposit of Euro 1,509,000.00.

The transaction is conditional upon receipt of the approval of the Antitrust authorities.

On receipt of Antitrust approval, Boschi will collect the balance of the transaction consideration.

Once full payment has been received, Boschi will fully execute the proposal of composition with its creditors.

Collecchio (Pr), May 21st, 2007

Parmalat S.p.A.

Corporate contact:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Sale of the Pomi, Pomito and Pais brands

In the context of the sale of business assets by its subsidiary Boschi Luigi & Figli S.p.A., Parmalat announces that, today, it has signed an agreement for the sale of the Pomi, Pomito and Pais brands to a recently constituted company owned by CIO (Consorzio Interregionale Ortofrutticolo) and Consorzio Casalasco.

The sale consideration is Euro 2,320,000.00, of which Parmalat, has collected at the time of the signing, a deposit of Euro 116,000.00.

The transfer of these brands will take place simultaneously with the sale of the other business assets owned by Boschi Luigi & Figli since the two transactions are inseparably linked. At the point this transfer occurs, Parmalat will collect the full balance of the transaction consideration.

Collecchio (Pr), May 21st, 2007

Parmalat S.p.A.

Corporate contact:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Parmalat S.p.A. sells all Spanish operations to Lacteos Siglo XXI S.L. (Nueva Rumasa Group)

Parmalat S.p.A. communicates that, as referred in its press release of today, an agreement has been signed with Lacteos Siglo XXI s.l. (Nueva Rumasa Group) concerning the sale of all of the Group's Spanish operations.

Nueva Rumasa Group, which entirely controls Lacteos Siglo XXI s.l., is active in the following areas: food, real estate, hotels, sports and media, wines and liquors.

The terms and conditions of the sale are the same as those already communicated today in the above mentioned press release.

Parmalat S.p.A.

Collecchio, 16th May 2007

Corporate Contacts:
e-mail: affari.societari@parmalat.net

parmalat

RECEIVED

2007 JUN 15 A 7:49

PRESS RELEASE

Parmalat S.p.A. reaches an agreement with Lacteos Siglo XXI s.l. (Group Nueva Rumasa) for the sale of all its Spanish operations.

Parmalat S.p.A. communicates that it is in advanced negotiations regarding the sale of all of the Group's Spanish operations. The signing of an agreement with Lacteos Siglo XXI s.l. (Group Nueva Rumasa) is expected today. Approval of the transaction by the Spanish Antitrust Authority is the sole condition precedent for the effectiveness and, therefore, the execution of the agreement.

The companies subject to the sale are Parmalat Espana and Compania Agricola y Forestal (and their subsidiaries), owned by Parmalat S.p.A.

The Spanish operations have recorded consolidated revenues of more than EUR185 million for the 2006 year and are active in the following areas: milk, flavoured milk, ice-cream, yogurt and desserts.

The agreed price is EUR188 million to be paid to the seller in cash following clearance by the Spanish Antitrust Authority, which is foreseen occurring within 90 days of the transaction being filed with the Spanish Ministry of Economy.

Parmalat S.p.A. will communicate the finalizing of the agreement as soon as it is signed.

The advisors on the transaction for Parmalat S.p.A are Mediobanca as financial advisor and Giliberti, Pappalettera e Triscornia as legal advisor.

Collecchio, 16th May 2007

Parmalat S.p.A.

Parmalat S.p.A.
Corporate Contacts:
e-mail: affari societari@parmalat.net

parmalat

PRESS RELEASE

THE BOARD OF DIRECTORS APPROVES THE QUARTERLY REPORT AT MARCH 31, 2007

- *NET REVENUES GROW TO 926.5 MILLION EUROS (+ 3.0%)*
- *EBITDA IMPROVE TO 76.3 MILLION EUROS (+4.2%). AT FIXED EXCHANGE RATES: + 12%*
- *THE NET PROFIT FOR THE FIRST QUARTER INCREASES*
- *POSITIVE NET FINANCIAL ASSETS (87.4 MILLION EUROS)*
- *CONTINUED SUCCESSFUL IMPLEMENTATION OF PROGRAMS TO CUT COSTS AND INCREASE EFFICIENCY*

Consolidated Financial Highlights
(In millions of euros)

	3/31/07	3/31/06 restated	% change
Net revenues	**926.5**	**899.5**	**3.0%**
EBITDA	**76.3**	**73.2**	**4.2%**
Net profit	**111**	**13.4**	

	3/31/07	12/31/06
(Net financial assets)/Net indebtedness	**(87.4)**	**170.0**

Parmalat S.p.A. announces that its Board of Directors, meeting today under the chairmanship of Raffaele Picella, approved the Quarterly Report at March 31, 2007, which shows results in line with expectations.

Parmalat Group

Net revenues for the first three months of 2007 totaled 926.5 million euros, or 3.0% more than the 899.5 million euros reported at March 31, 2006. When the data are restated to eliminate the impact of foreign exchange translation effect caused by the appreciation of the euro versus other currencies, the year-on-year increase is more than 12%. The main reasons for this improvement include better pricing and a more favorable product mix (over 47 million euros) and higher unit sales due to the inclusion of Carnini, Newlat and Boschi in the scope of consolidation (43.8 million euros).

EBITDA totaled 76.3 million euros, for a gain of 3.1 million euros (+4.2%) compared with the 73.2 million euros earned in the first quarter of 2006. The return on sales was 8.2%, an improvement of 0.1 percentage points compared with the first three months of 2006.

Parmalat Spa Sede: Via O. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.649.171.671 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968

In the case of the EBITDA as well, when the data are restated to eliminate the negative impact of foreign exchange translation losses caused by the appreciation of the euro (about 5.8 million euros), the year-on-year increase is about 12.3%. Higher unit sales and a better sales mix with a greater percentage of products with higher value added account for this improvement. The inclusion of new Group companies in the scope of consolidation contributed 2.4 million euros.

A breakdown of revenues and EBITDA by geographic region is as follows:

	First quarter of 2006			First quarter of 2007		
(in millions of euros)	**Net revenues**	**EBITDA**	***EBITDA %***	**Net revenues**	**EBITDA**	***EBITDA %***
Italy	245.6	25.2	*10.3*	274.8	28.0	*10.2*
Canada	302.0	19.8	*6.6*	284.7	22.5	*7.9*
Australia	106.3	8.2	*7.7*	101.8	7.5	*7.4*
Africa	90.5	9.8	*10.9*	84.5	8.9	*10.6*
Europe excluding Italy	71.8	4.2	*5.9*	76.0	5.3	*7.0*
Central and South America	80.5	11.4	*14.2*	89.2	9.3	*10.5*
Other *	2.7	(5.6)		15.6	(5.3)	
Total for the Group	**899.5**	**73.2**	***8.1***	**926.5**	**76.3**	***8.2***

(*) Other includes holding companies, eliminations, Boschi and sundry non-core companies.

An overview of the performance of the Group's operations in the various countries is provided below:

In **Italy,** revenues for the first three months of 2007 increased to 274.8 million euros, or 11.9% more than the 245.6 million euros reported at March 31, 2006.
Over the same period, EBITDA increased by 2.7 million euros to 28.0 million euros. The ratio of EBITDA to net revenues was 10.2%, for a modest decrease of 0.1 percentage points compared with the first quarter of 2006.
A rise in unit sales, a more favorable sales mix and a more streamlined cost structure are the main reasons for the improvement in operating results.

In **Canada,** revenues totaled 284.7 million euros. The main reason for the decrease of 5.7%, compared with the 302.0 million euros booked in the first three months of 2006, is the loss of value (-10.6%) of the Canadian dollar versus the euro. Stated in the local currency, revenues show a gain of 17.7 million Canadian dollars (+4.2%), rising from 419.5 million Canadian dollars to 437.2 million Canadian dollars.
EBITDA, which increased to 22.5 million euros (2.7 million euros more than in the first quarter of 2006), were equal to 7.9% of revenues, for an improvement of 1.4 percentage points compared with the first quarter of 2006.
Unit sales were about the same as the first quarter of 2006. Specifically, unit sales of pasteurized milk and flavored milk were virtually unchanged, while shipments of cheese increased.

In **Australia,** revenues for the first three months of 2007 decreased to 101.8 million euros, or 4.3% less than in the same period last year (106.3 million euros), due mainly to the weakness of the local currency (Australian dollar), which lost 2.5% of its value versus the euro. Stated in the local currency, revenues decreased by just 1.9%, falling from 172.9 million Australian dollars to 169.6 million Australian dollars.
EBITDA, which decreased to 7.5 million euros (0.7 million euros less than in the first quarter of 2006), were equal to 7.4% of net revenues.
Unit sales decreased compared with the first quarter of 2006, due mainly to competition from house brands in the supermarket and food service channels. Operating expenses were held in check thanks

to a careful management of manufacturing and distribution activities, a reduction in the price of some raw material prices and efficiency gains in manufacturing and distribution.

In **Africa,** revenues for the first three months of 2007 totaled 84.5 million euros, or 6.7% less than in the same period last year (90.5 million euros), due mainly to a 28.2% loss in the value of the South African rand versus the euro. EBITDA were also down, decreasing by 0.9 million euros to 8.9 million euros (9.8 million euros in the first quarter of 2006). The return on sales was 10.6%, or 0.3 percentage points less than in the first three months of 2006.
Stated in the local currency, the revenues generated by the main Business Unit (South Africa) increased by 19.1%, rising from 607.5 million rand to 723.2 million rand.
Unit sales were up significantly compared with the first three months of 2006, with gains reported for UHT milk, fruit juices, cheese and yogurt. The main problem that the SBU is facing is a rise in the price of raw materials, which cannot be passed on entirely to consumers and, consequently, reduces profit margins.

In **Europe, excluding Italy,** revenues for the first three months of 2007 totaled 76.0 million euros, or 5.8% more than the 71.8 million euros booked in the same period last year. EBITDA, which increased to 5.3 million euros (1.1 million euros more than in the first quarter of 2006), were equal to 7.0% of revenues, for an increase of 1.2 percentage points compared with the same period in 2006.
An analysis of the performance of the Group's operations in European countries other than Italy shows positive results in Russia, where the local SBU was able to contain the impact of higher milk prices, and Romania, where results benefited from a new agreement signed with Metro for the distribution of PET packaged products.
In Portugal, a decrease in net revenues from sales of fruit juices was offset by a rise in shipments of chocolate milk and the launch of new functional milks, which also provided a significant boost to EBITDA.
In Spain, operating results were negative, due mainly to the increasing share of the Spanish market claimed by private labels, particularly in the UHT milk segment. The implementation of restructuring and cost-cutting programs, coupled with a renewed marketing effort, particularly in the area of flavored milk, is beginning to produce positive results and is providing an indication that the downward trend is being reversed.

In **Central and South America,** revenues for the first three months of 2007 totaled 89.2 million euros, or 10.9% more than in the same period last year. The significant appreciation of the euro versus all of the local currencies had a negative impact on the year-on-year comparisons. EBITDA, which decreased to 9.3 million euros (2.0 million euros less than the 11.4 million euros earned in the first quarter of 2006), were equal to 10.5% of revenues, for a decrease of 3.7 percentage points compared with the same period in 2006.
In Venezuela, the first quarterly results have been influenced by the new and unexpected regulation of price on certain types of milk product. The company is examining this situation with the competent Authorities in order to obtain a more balanced regulation of the issue.
The Colombian operations improved their profitability by expanding sales of products with greater value added (UHT Zymil milk and powdered baby formula) and increasing list prices to recoup higher raw material costs.

The **net financial position** improved dramatically during the first quarter of 2007, switching from net indebtedness of 170 million euros to net financial assets of 87.4 million euros. This positive change of 257.4 million euros compared with December 31, 2006 is chiefly due to the collection of 112 million euros for a receivable for settlements of actions to void and actions for damages owed by Banca Nazionale del Lavoro and of 132.2 million euros from settlements reached with Deloitte & Touche

S.p.A. and Dianthus S.p.A. (107.2 million euros) and the Banca Popolare di Milano Group (25 million euros).

Net profit jumped from 13.4 million euros to 111 million euros. This increase is due to the better operating results (+4.2%) and to other extraordinary items for 108 million euros, net of the legal fees incurred to pursue court actions. Financial management also shows a significant increase, equal to 16 million euros, due to higher earnings and lower expenses.

PARMALAT S.p.A.

Net revenues totaled 208.5 million euros, down slightly (-0.8%) compared with the 210.3 million euros booked in the first three months of 2006.
Net of the proceeds generated by sales of wooden pallets and other materials that are resold at no profit and net of service revenues, which decreased by 7 million euro in the aggregate, revenues for the first quarter of 2007 were 2.7% higher than in the same period last year.

EBITDA totaled 16.8 million euros, down 0.6 million euros (-3.4%) from the 17.4 million euros earned in the first three months of 2006. The ratio of EBITDA to net revenues was 8.1%, virtually the same as in the previous year.

The increase in the **legal fees** from Euro 8,2 million to Euro 17,8 million is mainly due to the "discovery" actions related to US legal proceeds. This activity is going to end in short time. A gradual decrease in the fees is expected for the second half of 2007.

Net financial assets improved significantly during the first quarter of 2007, rising from 341.4 million euros to 600.0 million euros. This positive change of 258.6 million euros compared with December 31, 2006 is chiefly due to the collection of 112 million euros for a receivable for settlements of actions to void and actions for damages owed by Banca Nazionale del Lavoro and of 132.2 million euros from settlements reached with Deloitte & Touche S.p.A. and Dianthus S.p.A. (107.2 million euros) and the Banca Popolare di Milano Group (25 million euros).

OUTLOOK FOR THE BALANCE OF 2007

Even though raw material prices have risen more than anticipated, due primarily to an insufficient supply of milk in the international markets, the Group still expects to achieve its budget and Plan targets by increasing list prices, reducing promotional discounts and implementing cost-cutting programs.

As of March, foreign exchange rates were substantially in line with forecasts. However, a further strengthening of the euro versus the currencies of some of the countries in which the Group operates could have a translation impact when financial statements in foreign currencies are translated into euros.

Thanks to the collection of some settlement amounts earlier this year, the Group's net financial position shows a positive balance. In addition, the Group's operating units in the various countries are expected to generate sufficient cash flow to fund planned capital investments and repay debt installments as they come due.

* * * * * *

Financial statements are being annexed to this press release.

The quarterly data at March 31, 2007 will be filed promptly today at the Company's head office at 26 Via Oreste Grassi, Collecchio (PR), and at the offices of Borsa Italiana S.p.A., where they will be available on request. They may also be consulted at the Company website: www.parmalat.com.

This Quarterly Report was not audited.

* * * * * *

The Board of Directors also carried out the **annual verification,** required by Article 12 of the Bylaws, and found that the following gentlemen **met the requirements to qualify as Independent Directors:**

- Piergiorgio Alberti
- Massimo Confortini
- Marco De Benedetti
- Andrea Guerra
- Vittorio Mincato
- Erder Mingoli
- Marzio Saà
- Carlo Secchi
- Ferdinando Superti Furga

* * * * *

Conference Call with Investors

The quarterly data at March 31, 2007 will be presented today to the financial community in a conference call that will be held today at 6:00 PM (Central European Time) – 5:00 PM (UK time). The presentation may be followed live in audioconferencing mode by calling the following telephone numbers:

- +44 (0)20 7162 0125 (London – UK)
- +39 02 30350 9005 (Milan – Italy)

Event password: #PARMALAT#.

Additional information is also available on line at the Parmalat website: www.parmalat.com – *Parmalat Presentation.*

Parmalat S.p.A.

Collecchio, May 14, 2007

Company contact: e-mail to affari.societari@parmalat.net

parmalat

Like for Like revenues I quarter 07 vs 06



+10,2%
953,2
-53,7
899,5
38,2
9,0
43,8
0,4
990,9
-64,4
926,5
Revenues'06
Reclass.
Revenues '06 Recl.
Price/Mix
Volume
Perimeter
Other
Revenues '07 (constant rate)
FX Impact
Revenues'07

Like for Like EBITDA I quarter 07 vs 06



+12,3%
73,2
5,1
2,0
2,4
-0,5
82,2
-5,8
76,3
EBITDA 2006
Price/Mix
Volume
Perimeter
Other
EBITDA '07 (constant rate)
FX Impact
EBITDA 2007

parmalat

Parmalat Group

RECLASSIFIED CONSOLIDATED INCOME STATEMENT

(in millions of euros)	3/31/07	3/31/06 restated (*)	3/31/06
TOTAL NET REVENUES	**933.2**	**906.6**	**960.3**
Revenues from operations	926.5	899.5	953.2
Other revenues	6.7	7.1	7.1
OPERATING EXPENSES	**(854.7)**	**(831.4)**	**(885.1)**
Purchases, services and miscellaneous costs	(735.5)	(715.2)	(768.9)
Labor costs	(119.2)	(116.2)	(116.2)
Subtotal	**78.5**	**75.2**	**75.2**
Writedowns of receivables and other provisions	(2.2)	(2.0)	(2.0)
EBITDA	**76.3**	**73.2**	**73.2**
Depreciation, amortization and writedowns of non-current assets	(25.1)	(22.9)	(22.9)
Other revenues and expenses:			
- Legal fees for actions to void and actions for damages	(17.8)	(8.2)	(8.2)
- Restructuring costs	(1.3)	(2.3)	(2.3)
- Miscellaneous revenues and expenses	126.1	5.0	5.0
EBIT	**158.2**	**44.8**	**44.8**
Financial income	9.6	5.4	5.4
Financial expense[1]	(12.4)	(23.9)	(23.9)
Interest in profit (loss) of companies valued by the equity method			
Other income from (charges for) equity investments	2.5	0.4	0.4
PROFIT (LOSS) BEFORE TAXES	**157.9**	**26.7**	**26.7**
Income taxes	(46.8)	(13.7)	(13.7)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	**111.1**	**13.0**	**13.0**
Net profit (loss) from discontinuing operations	(0.1)	0.4	0.4
NET PROFIT (LOSS) FOR THE PERIOD	**111.0**	**13.4**	**13.4**
Minority interest in net (profit) loss	(0.7)	(1.3)	(1.3)
Group interest in net profit (loss)	110.3	12.1	12.1

Continuing operations:

Basic earnings per share	**0.0672**	**0.0043**	
Diluted earnings per share	**0.0648**	**0.0042**	

(*) In 2006, the Company and the Group changed the accounting classification it assigns to certain types of trade promotions it provides to retail chains. This change was implemented to provide a presentation that was consistent with best industry practices. As a result of these reclassifications, discounts and trade promotions, which previously were booked as distribution costs, are being deducted from sales revenues. The corresponding items in the income statement for the first quarter of 2006 have been restated accordingly.

[1] This item includes financial expense incurred by the Venezuelan SBU totaling 2.8 million euros in 2007 and 3 million euros in 2006.

parmalat

Parmalat Group

RECLASSIFIED CONSOLIDATED BALANCE SHEET		
(in millions of euros)	**31,03,2007**	**31,12,2006**
NON-CURRENT ASSETS	**2,124.0**	**2,158.5**
Intangibles	1,280.2	1,290.5
Property, plant and equipment	722.3	728.1
Non-current financial assets	79.9	99.3
Deferred-tax assets	41.6	40.6
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**18.6**	**24.2**
NET WORKING CAPITAL	**422.4**	**545.4**
Inventories	365.0	348.3
Trade receivables	540.3	530.0
Other current assets	287.9	406.6
Trade payables (-)	(523.4)	(521.0)
Other current liabilities (-)	(247.4)	(218.5)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**2,565.0**	**2,728.1**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(121.4)**	**(122.1)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(350.6)**	**(359.5)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(24.6)**	**(24.8)**
NET INVESTED CAPITAL	**2,068.4**	**2,221.7**
Covered by:		
SHAREHOLDERS' EQUITY	**2,155.8**	**2,051.7**
Share capital	1,648.3	1,641.5
Reserve for creditor challenges, contested liabilities and claims of late-filing creditors convertible exclusively into share capital	224.7	224.9
Other reserves	(50.7)	(44.5)
Retained earnings (Loss carryforward)	192.2	(0.3)
Profit (Loss) for the period	110.3	192.5
Minority interest in shareholders' equity	31.0	37.6
(NET FINANCIAL ASSETS) NET INDEBTEDNESS	**(87.4)**	**170.0**
Loans payable to banks and other lenders[2]	672.2	694.2
Loans payable to investee companies	3.4	5.4
Other financial assets (-)	(286.6)	(207.8)
Cash and cash equivalents (-)	(476.4)	(321.8)
TOTAL COVERAGE SOURCES	**2,068.4**	**2,221.7**

[2] This item includes loans owed by the Venezuelan SBU amounting to 170.0 million euros in 2007 and 172.5 million euros in 2006.

parmalat

Parmalat S.p.A.

RECLASSIFIED INCOME STATEMENT

(in millions of euros)	3/31/07	3/31/06 restated (*)	3/31/06
TOTAL NET REVENUES	**213.7**	**215.7**	**254.4**
Revenues from operations	208.5	210.3	249.0
Other revenues	5.2	5.4	5.4
OPERATING EXPENSES	**(195.6)**	**(198.1)**	**(236.8)**
Purchases, services and miscellaneous costs	(170.0)	(171.2)	(209.9)
Labor costs	(25.7)	(26.9)	(26.9)
Subtotal	**18.0**	**17.6**	**17.6**
Writedowns of receivables and other provisions	(1.2)	(0.2)	(0.2)
EBITDA	**16.8**	**17.4**	**17.4**
Depreciation, amortization and writedowns of non-current assets	(7.6)	(4.8)	(4.8)
Other revenues and expenses			
- rebilling of costs incurred due to the alleged ITX contamination			
- Costs incurred due to the alleged ITX contamination			
- Legal fees for actions to void and actions for damages	(17.8)	(8.2)	(8.2)
- Restructuring costs	(1.0)		
- Additions to provision for losses of companies under E.A.			
- Additions to provision for losses of investee companies	(1.0)	(2.8)	(2.8)
- Miscellaneous revenues and expenses	127.4	2.9	2.9
EBIT	**116.8**	**4.5**	**4.5**
Financial income	5.7	2.6	2.6
Financial expense (-)	(1.2)	(2.1)	(2.1)
Interest in profit (loss) of companies valued by the equity method			
PROFIT (LOSS) BEFORE TAXES	**121.3**	**5.0**	**5.0**
Income taxes	(34.0)	(5.9)	(5.9)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	**87.3**	**(0.9)**	**(0.9)**
Net profit (loss) from discontinuing operations	(0.1)	0.4	0.4
NET PROFIT (LOSS) FOR THE PERIOD	**87.2**	**(0.5)**	**(0.5)**

(*) In 2006, the Company and the Group changed the accounting classification it assigns to certain types of trade promotions it provides to retail chains. This change was implemented to provide a presentation that was consistent with best industry practices.
As a result of these reclassifications, discounts and trade promotions, which previously were booked as distribution costs, are being deducted from sales revenues. The corresponding items in the income statement for the first quarter of 2006 have been restated accordingly.

parmalat

RECLASSIFIED BALANCE SHEET		
(in millions of euros)	3/31/07	12/31/06
NON-CURRENT ASSETS	**1,612.9**	**1,605.4**
Intangibles	480.5	483.6
Property, plant and equipment	138.3	138.0
Non-current financial assets	973.3	964.5
Deferred-tax assets	20.8	19.3
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**5.2**	**7.5**
NET WORKING CAPITAL	**104.3**	**269.4**
Inventories	37.8	36.1
Trade receivables	232.2	225.7
Other current assets	179.0	298.5
Trade payables (-)	(222.5)	(204.0)
Other current liabilities (-)	(122.2)	(86.9)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**1,722.4**	**1,882.3**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(40.9)**	**(40.6)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(213.7)**	**(209.2)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(22.7)**	**(22.8)**
NET INVESTED CAPITAL	**1,445.1**	**1,609.7**
Covered by:		
SHAREHOLDERS' EQUITY	**2,045.1**	**1,951.1**
Share capital	1,648.3	1,641.5
Reserve for creditor challenges, contested liabilities and claims of late-filing creditors convertible exclusively into share capital	224.7	224.9
Other reserves	(11.4)	(11.6)
Retained earnings (Loss carryforward)	96.3	(29.3)
Profit (Loss) for the period	87.2	125.6
(NET FINANCIAL ASSETS) NET INDEBTEDNESS	**(600.0)**	**(341.4)**
Loans payable to banks and other lenders	11.8	12.5
Loans receivable from (-) and payable to (+) Group companies	(4.7)	(7.1)
Other financial assets (-)	(282.5)	(206.0)
Cash and cash equivalents (-)	(324.6)	(140.8)
TOTAL COVERAGE SOURCES	**1,445.1**	**1,609.7**

parmalat

RECEIVED

2007 MAY 15 A 7:40

PRESS RELEASE

Boschi Luigi & Figli S.p.A., a Parmalat Group Subsidiary, Sells Equity Investments in Portuguese Companies

Parmalat S.p.A. announces that the 10 of May 2007 its Boschi Luigi & Figli S.p.A. subsidiary, acting pursuant to existing agreements, completed the sale of its Portuguese subsidiaries **Italagro** (Industria da Transformaçao de Productos Alimentares sa) and **FIT** (Fomento da Industria do Tomate sa). The buyer is **HIT** (Holding de Industria Transformadora do Tomate, Sgps sa). Concurrently with the sale, Boschi Luigi & Figli S.p.A. collected the first installment of the sales price, amounting to 4,936,850.00 euros.

Net consolidated revenues in 2006 for Italagro amount approximately to € 19 million, while the net consolidated revenues in 2006 for FIT amount approximately to € 15 million. The two companies operate in the production, transformation and manufacturing of tomato based products.

Italagro and Fit are not consolidated in the financial statements of Parmalat because the investments in these companies are classified as available-for-sale assets.

Collecchio (Pr), May 14, 2007

Parmalat S.p.A.

Corporate contact:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Bankruptcy protection under "Section 304"

Parmalat S.p.A. communicates that the hearing for the conversion of the section 304 injunction from temporary to permanent will be held on June 21, 2007. Temporary protection is extended until June 25 , 2007.

Parmalat S.p.A.

Collecchio (PR), May 7th, 2007

Corporate contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Switzerland Recognizes the Court Decision Officially approving Parmalat's Composition with Creditors

Parmalat S.p.A. announces that on April 24, 2007, the Chamber of Enforcement and Bankruptcies of the Court of Appeals of Lugano (Ticino Canton, Switzerland), having ascertained that all statutory requirements had been met, ruled that Decision No. 22/05, by which the Court of Parma officially approved the Parmalat Composition with Creditors, should be recognized as enforceable throughout Switzerland.

This decision grants the motions filed and rejects the objection that the Italian composition with creditors proceedings are inconsistent with the Swiss legal systems. These objections had been filed by Bank Hapoalim, which opposed recognition.

Collecchio (Parma), May 3rd, 2007

Parmalat S.p.A.

Corporate contact:
e-mail: affari.societari@parmalat.net

END